UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)or 13(e)(1)of the
Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA
ACCENTURE INTERNATIONAL SARL
(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,
PAR VALUE €1.25 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Douglas G. Scrivner
Accenture
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
John B. Tehan
Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Telephone: (212) 455-2000
Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$283,440,000	$33,361

*	Determined pursuant to Rule 0-11(b)(1)of the Securities Exchange Act of 1934, assuming that 12,000,000 Class I common shares are redeemed or purchased for $23.62 per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $33,361 Filing Party: Accenture SCA Accenture International SARL

Form or Registration No.: TO-I Date Filed: July 15, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

     This Amendment No. 1 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated July 15, 2005, and the accompanying shareholder instructions and master signature page (which together constitute the “offer” and which have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 12,000,000 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $23.62 per share, in cash.

     Except as amended hereby, all the terms of the offer remain unchanged. This Amendment No. 1 amends and supplements the Schedule TO as follows:

(a)	The following sentence is added to the end of the paragraph under the heading “Questions and Answers for Shareholders—Q6. What is the tender offer price”:

“See “The Offer—1. Terms of the Offer” and ““The Offer—6. Extension of the Offer; Termination; Amendments.”

(b)	The third and fourth paragraphs under the heading “Background and Purpose of the Offer— Bye-laws of Accenture Ltd & Articles of Association of Accenture SCA” are deleted in their entirety and replaced with the following paragraph:

     “Under Accenture Ltd’s Bye-laws and Accenture SCA’s Articles of Association, as applicable, certain of the covered persons described below under “The Offer—11. Accenture Ltd Bye-laws and Articles of Association of Accenture SCA” were previously not permitted to transfer any of their covered shares until July 24, 2005, except:

•	to participate as a seller in underwritten public offerings, share purchases, sales or redemptions or other transactions, in each case as approved in writing by Accenture Ltd; and/or

•	to estate and/or tax planning vehicles, family members and charitable organizations that agree to become bound by transfer restrictions as approved in writing by Accenture Ltd as further described below under “—Family and Charitable Transfer Program.”

These limitations were not affected by a covered person’s retirement status but did terminate upon the death of the covered person. Notwithstanding these limitations, a covered person was permitted to (1) exchange Accenture Canada Holdings Inc. exchangeable shares for Accenture Ltd Class A common shares and (2) pledge his or her covered shares subject to the terms described under “The Offer —11. Accenture Ltd Bye-Laws and Articles of Association of Accenture SCA — Articles of Association of Accenture SCA” below.”

(c)	The third sentence of the paragraph under the heading “Background and Purpose of the Offer— The Offer” is deleted in its entirety and replaced with the following sentence:

“Accenture has, for purposes of the share transfer restriction described above under “—Bye-laws of Accenture Ltd & Articles of Association of Accenture SCA” that restricts a covered person from transferring any of his or her covered shares until July 24, 2005 and to the extent such restriction was previously relevant, approved partners and former partners and their permitted transferees holding Accenture SCA Class I common shares to redeem or sell such shares in the offer.”

(d)	The heading “Background and Purpose of the Offer— New Executive Trading Policy” and the paragraph thereunder are deleted in their entirety and replaced with the following heading and paragraphs:

“Cessation of Share Management Plan; New Executive Trading Policy

     On July 24, 2005 the transfer restrictions contained in the Bye-laws of Accenture Ltd and Articles of Association of Accenture SCA that precluded the transfer of any Accenture equity interests held by current and former partners and their permitted transferees prior to July 24, 2005 without Accenture’s approval expired. Accenture used these restrictions to create and facilitate its Share Management Plan, pursuant to which, among other things, Accenture approved quarterly sales and redemption opportunities for its partners, former partners and their permitted transferees. These transfer restrictions will not be extended or renewed and, consequently, Accenture’s Share Management Plan will cease. In particular, Accenture SCA and SARL do not expect to continue to conduct tender offers for Class I common shares on a quarterly basis, although they may conduct additional tender offers from time to time. As a result of the termination of these restrictions, current and former partners will have significantly more individual control over the timing and manner of disposition of their shares than they have had in past years, although the other transfer restrictions contained in the Bye-laws of Accenture Ltd and Articles of Association of Accenture SCA, including the restrictions that permit sales or redemptions of these shares in increasing annual amounts through July 2009 and beyond, remain in effect.
     On July 1, 2005, Accenture implemented a new senior executive trading policy that, among other things, will affect how our active partners may dispose of shares they acquired in connection with our transition to a corporate structure in 2001. The policy will replace our Share Management Plan in our 2006 fiscal year. For more information on this policy see “Annex C: Share Management Plan” in Accenture Ltd’s proxy statement for the 2005 annual general meeting of shareholders.”

(e)	The fourth paragraph under the heading “The Offer—2. Procedures for Tendering Shares. Proper Tender of Shares” is deleted in its entirety and replaced with the following paragraph:

“If your Class I common shares are subject to the transfer restrictions in the Articles of Association of Accenture SCA, Accenture will advise you of the maximum number of shares that you are permitted to transfer at this time. See “The Offer—11. Accenture Ltd Bye-Laws and Articles of Association of Accenture SCA—Articles of Association of Accenture SCA.”

(f)	The three bullet points in the first paragraph under the heading “The Offer—5. Conditions of the Offer” are deleted in their entirety and replaced with the following three bullet points:

“•	there shall have been instituted or threatened in writing or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, that challenges the making of or the consummation of the transactions contemplated by the offer;

•	any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or may reasonably be expected to prohibit, prevent restrict or delay consummation of the offer; or

•	there shall have occurred or be reasonably likely to occur any event that, in our reasonable judgment, would or may reasonably be expected to prohibit, prevent, restrict or delay consummation of the offer, or is reasonably likely to result in a material adverse change in the business condition (financial or otherwise), income, operations, share ownership (other than this tender offer) or prospects of Accenture SCA and its subsidiaries, including SARL.”

(g)	The final paragraph under the heading “The Offer—11. Accenture Ltd Bye-Laws and Articles of Association of Accenture SCA—Articles of Association of Accenture SCA—Transfer Restrictions” is deleted in its entirety.

SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/s/ Michael E. Hughes

Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

/s/ Michael E. Hughes

Name: Michael E. Hughes
Title: Manager

Dated: July 29, 2005